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Argentex Signs Binding Offer Letter to be Acquired by Austral Gold

Vancouver, BC, Canada – August 31, 2015 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCQB: AGXMF) is pleased to announce that it has signed a binding offer letter from Austral Gold Limited (“Austral Gold”) (ASX: AGD) in connection with the acquisition of 100% of the issued and outstanding equity of Argentex in a share exchange transaction to be conducted by way of a plan of arrangement pursuant to the provisions of the Business Corporations Act (British Columbia) (the “Transaction”).

About the Transaction

The binding offer letter contemplates that Argentex shareholders (other than Austral Gold and two of its affiliates, which already own an aggregate of 19.9% of the outstanding Argentex common shares), will receive Austral Gold shares representing approximately 7.75% of the total outstanding shares of Austral Gold after adjusting for the shares issued in the Transaction. This percentage is subject to adjustment in limited circumstances. Austral has agreed to apply for a listing on the TSX Venture Exchange, with the intention that such shares will commence trading on the TSX Venture Exchange as soon as practicable after the effective time of the Transaction. Austral Gold is currently listed on the Australian Stock Exchange and plans to maintain this listing.

The proposed Transaction contemplates each Argentex share being exchanged for 0.5651 Austral shares. This implies a price of approximately $CAD0.08 for each Argentex share based on the AGD 20 day VWAP of $AUD0.154 at market close 28 August, and the average weekly Bank of Canada $CDN/$AUD exchange rate of 0.9458 for the week ending the 28 August.

This represents a 230% premium over TSX-V closing price on 28 August and a 231% premium over the 20 day VWAP of Argentex for the 20 trading day period ended 28 August. Adjusting the premiums for AGD and affiliates ownership results in 184% and 185% premiums respectively.

Completion of the transaction is subject to a number of key terms and conditions including:

•	Entering into a definitive agreement by October 31, 2015;
•	Satisfactory due diligence and Board approvals;
•	Regulatory, stock exchange and shareholder approvals;
•	Satisfaction of all listing conditions and conditional approval from TSX Venture Exchange to enable an AGD listing on the TSXV as soon as practical after transaction close.

Argentex and Austral Gold have agreed to negotiate exclusively until October 31, 2015 and the binding offer letter contains customary restrictions on the parties’ abilities to conduct certain types of transactions with third parties until closing. In addition, the binding offer letter contemplates that, upon execution of the definitive agreement, Austral Gold will provide bridge financing to Argentex to enable Argentex to pay Transaction costs and it will retain Argentex to provide certain consulting services on a monthly fee basis until the Transaction is completed. If the Transaction is not completed, the binding offer letter contemplates that the definitive agreement will provide for the payment of a termination fee by one or the other party, but only in limited circumstances, and Argentex may be required to repay the bridge loan.

This news release provides only a summary of the terms of the binding offer letter – a copy of the binding offer letter will be filed on SEDAR.

“We are excited by the prospect of merging with Austral Gold to create a platform of growth for precious metals in South America. The merger will create a Company with a unique blend of operations and development projects in the Americas, with access to existing cash flow from a low cost Guanaco mine in Chile. The Company will have a highly experienced development and operational team which will advance our Pingüino project with the ability to exploit other opportunities in the region. This presents a unique value proposition for our shareholders in the current market,” stated Mike Brown, President and CEO of Argentex. “We believe that the Transaction adds immediate value for our existing shareholders while providing Austral Gold with additional quality development projects, an experienced exploration team and corporate and market experience, which is reflected in the attractive premiums of the offer” concluded Mike Brown.

Mr. Eduardo Elsztain, Chairman of Austral Gold commented: "The proposed acquisition of Argentex represents another step in our objective of becoming a broad-based precious metals company and a leading regional player in South America. We have had a strategy of patiently and prudently deploying our capital to invest in projects and equity stakes in precious metals companies that we believe have considerable upside value. Argentex represents one such opportunity and we are confident that its shareholders will recognise the benefits of being part of Austral Gold. As well, we believe now is the right time to pursue a listing on the TSX Venture Exchange as this will give us access to a wider investor base in North America where our group of companies has a well-established and strong reputation. This investor base will be important as we continue to strengthen our asset base in South America. We have a number of additional opportunities we are pursuing and we look forward to updating shareholders in this regard.”

Benefits to Argentex Shareholders

The potential transaction, apart from providing a significant premium to Argentex’s recent share price, offers upside potential:

i.	Cash flow from small low cost underground gold mine in Chile;

ii.	Potential for regional consolidation in Chile and Argentina;

iii.	Experienced development and operational teams ‘on-the-ground’ in Argentina and Chile;

iv.	Highly successful and well connected Argentinean majority owner.

About Austral Gold

Austral Gold Limited is listed on the Australian Securities Exchange (ASX: AGD) and is a growing precious metals mining and exploration company building a portfolio of assets in South America. The Company's flagship Guanaco project in Chile is a low-cost producing mine with further exploration upside. With an experienced and highly regarded major shareholder, Austral Gold is strengthening its asset base by investing in new precious metals projects in Chile and Argentina that have near-term development potential. For more information, please consult the company's website www.australgold.com.au

About Argentex

Argentex Mining Corporation is an exploration company focused on advancing its Pingüino silver-gold project in Santa Cruz, Argentina. In total, Argentex owns 100% of the mineral rights to more than 27 properties located within approximately 107,000 hectares of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President and CEO

For additional information please contact:

Michael Brown
President and CEO
Phone: 604-568-2496
Email: info@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include; the proposed Transaction involving the business combination of Austral Gold and Argentex, the binding nature of the Agreement, the implied valuation of the share consideration, the enterprise valuation of Argentex, that the proposed Transaction is expected to be completed by way of share-for-share exchange, that Argentex shareholders will receive approximately 7.75% of the total outstanding shares of Austral Gold after adjusting for the shares issued in the Transaction, that Austral Gold will apply for a listing on the TSX Venture Exchange and that such shares will commence trading on the TSX Venture Exchange as soon as practicable after the effective date of the transaction, that Austral Gold will maintain their listing on the Australian Stock Exchange, that Austral Gold will provide Argentex with bridge financing to pay transaction costs and it will retain Argentex to provide certain consulting services on a monthly fee basis until the Transaction is completed, that the merging with Austral Gold will create a platform of growth for precious metals in South America, that the merger will create a unique blend of operations and development projects in the Americas, with access to existing cash flow from a low cost Guanaco mine in Chile, anticipated future financial, structural, growth and operating performance of Austral Gold, including as it pertains to the operations detailed in this news release.

Actual results may differ materially from those currently anticipated due to a number of factors beyond our control. These risks and uncertainties include, among other things, but not limited to: failure to satisfy the conditions precedent to completing the Transaction; inaccuracy, incompleteness or omissions in any of the financial and other information upon which management bases its analysis of the Transaction; the failure to realize the anticipated benefits of Transaction. Other risks are described in our Annual Information Form and other public disclosure documents filed on the SEDAR website maintained by the Canadian Securities Administrators and the EDGAR website maintained by the Securities and Exchange Commission.